UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 01, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 October 2012
Exhibit No. 2	FRN Varialble Rate Fix dated 11 October 2012
Exhibit No. 3	FRN Varialble Rate Fix dated 17 October 2012
Exhibit No. 4	FRN Varialble Rate Fix dated 17 October 2012
Exhibit No. 5	FRN Varialble Rate Fix dated 22 October 2012
Exhibit No. 6	FRN Varialble Rate Fix dated 25 October 2012
Exhibit No. 7	Total Voting Rights dated 30 October 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 01, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 01, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 October 2012

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of  12,240,045,032 ordinary shares with voting rights as at 28 September  2012. There are no ordinary shares held in Treasury.

The above figure (12,240,045,032) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 11/10/2012
Issue	¦ Barclays Bank Plc - Series 64 Tranche 1 EUR 50,000,000 Subordinated FRN due 15 Oct 2019

ISIN Number	¦ XS0102643169
ISIN Reference	¦ 10264316
Issue Nomin EUR	¦ 50000000
Period	¦ 15/10/2012 to 15/04/2013		Payment Date 15/04/2013
Number of Days	¦ 182
Rate	¦ 0.916
Denomination EUR	¦ 100000	¦ 50000000	¦

Amount Payable per Denomination	¦ 463.09	¦ 231544.44	¦

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 3

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Oct-2012 TO 16-Nov-2012 HAS BEEN FIXED AT 1.053750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Nov-2012 WILL AMOUNT TO:
GBP 44.75 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 4

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Oct-2012 TO 16-Nov-2012 HAS BEEN FIXED AT 1.053750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Nov-2012 WILL AMOUNT TO:
GBP 44.75 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 5

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 700,000,000.00
MATURING: 20-Jan-2015
ISIN: XS0752035195

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Oct-2012 TO 21-Jan-2013 HAS BEEN FIXED AT 2.029380 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 21-Jan-2013 WILL AMOUNT TO:
GBP 5.06 PER GBP 1,000.00 DENOMINATION

Citibank

Source: Citibank

Exhibit No. 6

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 25/10/2012
Issue	¦ Barclays Bank Plc - Series 203 EUR 2,560,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 45990362
Issue Nomin EUR	¦ 2560000000
Period	¦ 29/10/2012 to 28/01/2013		Payment Date 28/01/2013
Number of Days	¦ 91
Rate	¦ 1.001
Denomination EUR	¦ 1000	¦ 2560000000	¦

Amount Payable per Denomination	¦ 2.53	¦ 6477582.22	¦

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 7

30 October 2012

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of  12,240,950,753 ordinary shares with voting rights as at 26 October 2012. There are no ordinary shares held in Treasury.

The above figure (12,240,950,753) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.